State of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 07/29/2020
FILED 11:38 AM 07/29/2020
SR 20206709759 - File Number 2888556

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CEMTREX INC.

(a Delaware corporation)

The undersigned, Saagar Govil, hereby certifies that:

1. He is the Chief Executive Officer of Cemtrex Inc. (the "Corporation"), a Delaware corporation, and is duly authorized by the resolutions adopted and approved at a meeting of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation of the Corporation was duly approved by the Corporation's Board of Directors, and duly adopted by stockholders holding a majority of the outstanding shares of common stock and preferred stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. Article 4 of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

ARTICLE 4. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty Million (50,000,000) shares, consisting of (i) Forty Million (40,000,000) shares of Common Stock, par value $0.001 per share, and (ii) Ten Million (10,000,000) shares of Preferred Stock, par value of $0.001 per share. Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Effective at 12:01 a.m. on June 13, 2019 (the "Effective Time"), every eight (8) shares of common stock issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall automatically be combined, without any action on the part of the holder thereof, into one (1) validly issued, fully paid and non-assessable share of common stock ("New Common Stock"), subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). No fractional shares of common stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of common stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock. No certificates representing fractional shares of New Common Stock will be issued in connection with the Reverse Stock Split. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of New Common Stock to round up to the next whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock ("Old Certificates"), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.

4. This Amendment to the Certificate of Incorporation of the Corporation has been duly executed in accordance with Section 103 of the General Corporation Law of the State of Delaware.

5. This Amendment to the Certificate of Incorporation of the Corporation shall be effective as of July 29, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 29th day of July 2020.

By: ______________________

Saagar Govil
Chief Executive Officer